SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 27, 2008

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated June 27, 2008 regarding “Sony Ericsson sees continued market challenges impacting sales and profit in the second quarter 2008.”

Press Release	June 27, 2008

Sony Ericsson sees continued market challenges impacting sales and profit in the second quarter 2008

London, UK - Sony Ericsson Mobile Communications AB (“Sony Ericsson”) announces today that its net sales and net income before taxes in the second quarter of 2008 continue to be negatively affected by moderating demand of mid-to-high end mobile phones, in combination with a delay of new products shipped during the quarter.

Although final results may differ, Sony Ericsson plans to ship approximately 24 million phones during the second quarter of 2008 with an estimated ASP (Average Selling Price) of EUR 115. Gross margin is expected to decline both year over year and sequentially. Net income before taxes is estimated to be about break-even.

Sony Ericsson plans to announce the second quarter 2008 financial results on July 18 at 7:30 am UK time/8:30 am CET.

- ENDS -

Having sold over 100 million phones in 2007, Sony Ericsson is a top global industry player operating in over 80 countries. Our phones, accessories and PC cards are synonymous with innovation and style. With R&D sites in Europe, Japan, China, India and North America, diversity is one of the core strengths of the company. Sony Ericsson was established as a 50:50 joint venture by Sony and Ericsson in October 2001, with global corporate functions located in London. For more information about Sony Ericsson please visit www.sonyericsson.com

CONTACTS:

Investors / Analysts

Ericsson Investor Relations

Gary Pinkham (Stockholm) +46 8 719 0858

Susanne Andersson (Stockholm) +46 8 719 4631

Sony Investor Relations

Shinji Tomita (London) +44 20 7444 9713

Tatsuyuki Sonoda (Tokyo) +81 3 6748 2180

Press / Media

Sony Ericsson global communications and PR

Aldo Liguori +44 20 8762 5860

Merran Wrigley +44 20 8762 5862

Email press.global@SonyEricsson.com

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony’s and Ericsson’s filings with the US Securities and Exchange Commission, particularly each company’s latest published Annual Report on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President Corporate Communications

Date: June 27, 2008